April 16, 2025

Daniel Hurstak
Chief Financial Officer
Unitil Corporation
6 Liberty Lane West
Hampton, New Hampshire 03842-1720

       Re: Unitil Corporation
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed February 10, 2025
           File No. 001-08858
Dear Daniel Hurstak:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation